Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is a transcript of the Citi 2017 Internet, Media & Telecommunications Conference combined session by CenturyLink, Inc. and Level 3 Communications, Inc.:

CenturyLink, Inc. NYSE:CTL

Company Conference Presentation

Wednesday, January 04, 2017 10:45 AM CT

Presentation

Jesse Davis

Good morning, everybody. Thanks for joining us here at 2017 Citigroup Internet, Media and Telecommunications Conference. My name is Jesse Davis. I’m a Managing Director at Citi in our investment banking division. I’m pleased to be joined here today with Jeff Storey, the CEO of Level 3 Communications; and Stewart Ewing, CFO of CenturyLink. Thank you both for joining us here today.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Thank you.

Jesse Davis

It’s an exciting time in the industry and, frankly, a very exciting time for both of your companies. With the announced transaction, I’d like to start it off with a question for both of you around the importance of this transaction and the strategic rationale for the transaction for both your companies and, also importantly, the timing, why now is the right time for both your companies to make this combination. After they answer that question, I’d like to open up to the audience to make it an interactive session for the audience to ask questions. So we’ll start with that question and we’ll go from there. Jeff? Stewart?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So from our standpoint, there are many benefits to the transaction with Level 3. One is scale, just the increased scale. We’ll have 75,000 buildings on our network. They serve 60 countries. We have a larger customer base, business customer base, enterprise customer base than Level 3 does. It will allow us to provide additional services for our customers in additional locations where we don’t provide those services today. Additionally, we’ll be the second largest telecommunications company, domestic, in terms of the business revenue which — with a real focus on enterprise, with 75% of our revenue basically related to enterprise customers. Secondly, just from a financial standpoint, it’s a good transaction for our shareholders, both groups of shareholders, because we basically expect to get about $850 million of operating expense synergies which is about 5% of OpEx on a pro forma basis, which is in line with what we’ve achieved in the past and what Level 3 has achieved in the past as well; and an additional $125 million in capital expenditure synergies, so significant synergies. As most of you know, CenturyLink is about to become a cash taxpayer as we’ve utilized all of the net operating loss carryforwards that we picked up from Qwest. Level 3 has $10 billion of net operating loss carryforwards, of which we think we can use about $2 billion a year, which will translate into $650 million or so a year in cash tax savings. Additionally, it’s free cash flow accretive, so it helps our dividend payout ratio to where, in the fourth year, we can get back down to about a 60% dividend payout ratio. And although we lever up to 4x debt to EBITDA or 3.7x debt-to-EBITDA on an assumed run rate synergies basis, it delevers fairly quickly with the free cash flow, such that we can get back down to our target leverage of about 3x within about a 4-year period.

Jeffrey K. Storey

Level 3 Communications, Inc.

Great. And I’d echo everything that Stewart just said about the finances of the deal and the benefits of the deal, but I’d also talk about the market opportunity and think about what’s going on in the market, the customers’ need. And from an enterprise market opportunity, the customers are needing the types of products and services that Level 3 and CenturyLink as a combined company will be able to provide better than anybody else. If you think about the needs for capacity and expanded bandwidth, those demands are growing. If you think about the needs for connectivity, with the Internet of Things and the number of connection points exploding over the next few years, if you think about IP VPN and hybrid IT and what that means for hybrid networking, it creates a lot of market opportunity for the combined business to really satisfy those enterprise customers and grow with those customers as their needs are evolving and changing. So if you look at the combination and the company that we’re building, combining the Level 3 network with the CenturyLink network, combining all our efforts around SDN and NFV to better enhance the way that we provide services to customers, to put more on-net through some of the synergy captures that Stewart mentioned to make our networks more efficient, more — operate more effectively, those are opportunities that are out there that, as a result of the combination, we’ll be positioned to take advantage of better than anyone else. From a perspective of timing, the timing for me — there’s no better time to serve your customer better than today. And we believe that we can serve our customer better as a combined business and our combined customers better with more of the products and services they need, with better customer experience, with all of the attributes of the combined businesses. So there’s no better time to do that than today and so that’s the main thing that drives timing for me

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes, I agree.

Jesse Davis

That makes sense. I’ll ask another question, but if anyone has questions in the audience, please raise your hand.

Question and Answer

Jesse Davis

Great, go ahead. Can we have a microphone here for this gentleman in the front? Do we have microphones? Thanks.

Unknown Analyst

It’s an exciting combination, I think, for us in the room to hear about. I’m wondering if you could comment at all about what the combination means for your data center and cloud strategy, if at all?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Now so from our standpoint, we have a buyer for our colocation business, which is about $600 million a year in revenue. I expect that transaction to hopefully close sometime during the first quarter of this year. We’ll continue on with our managed services and our cloud business. We have another $600 million of revenue basically associated with that business and we think over time we can be successful driving revenue there and helping our customers as they transition from either on-premise solutions to the cloud or moving their workloads from one cloud provider to another. So with the combination of the managed services, the cloud products that we offer as well as the IT services that we offer, we think that, that is an enhancement really to the enterprise products that we can offer, and it gets us in the CIO’s office where the conversations can then lead to further network sales.

Jeffrey K. Storey

Level 3 Communications, Inc.

And Level 3 is focused on the Cloud Connect Solutions, how do we connect people to the cloud. hybrid IT is here. There’s going to be customers that have applications running in the cloud. There are going to be customers that have applications running in their private data centers or public data centers. That hybrid approach to computing is here, and what we need to do as a network provider is enable that. And as a result, the combined CenturyLink Level 3 will be the most connected network to the cloud — with AWS and Microsoft Azure and all the other cloud providers — the most connected network into those cloud providers, enabling our customers to match their network needs to their computing needs. They can go to this cloud provider on 1 week and another cloud provider at another time and go to their private data centers the third time. And so it’s part of our strategy to make sure that our Cloud Connect Solutions and the network that we’ve built to support those enable our customers to effectively use their cloud resources.

Jesse Davis

As I mentioned, just raise your hand if there are any questions and we’ll bring the microphone to you. In the meantime, you both have accentuated the importance of the enterprise customer through the combined company. Can you touch on how you currently compete for the enterprise customers individually and how that may change as a combined company, and some of the similarities or the differences that a combined company would bring to the marketplace?

Jeffrey K. Storey

Level 3 Communications, Inc.

Sure. I’ll start. We have unique strengths to each other. If you look at Level 3, our strength is global connectivity, going after large enterprise customers, serving their global and complex needs, combining a breadth of products and services, everything from high-capacity waves to IP VPNs to connect their branch offices. And so we go after very complicated network solutions for our enterprise customers. CenturyLink does some of the same things but they have a broader product portfolio for a broader customer set. One of the areas where we struggled in the second and third quarter, Level 3, is serving that low-end customer. Single site, a couple of site customer, that’s a strength of CenturyLink’s. So by combining the 2 together, we think that we’ll be able to go after the entire enterprise customer segment with a breadth of products and services that are not only existing but also expanding, bringing our security services and threat intelligence and all of those types of capabilities married with the managed services that CenturyLink is extremely good at with our IP VPNs, bringing all of those services to a broad array of customers and more effectively on each of those.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

I agree. And we each have a really good, defined sales force. And one of the keys to putting this together is how we put the sales force together and how we allocate accounts and how we make sure that we don’t disrupt in the process, relationships that either Level 3 has with a customer or that CenturyLink has with a customer. And we’ll be very, very focused on making sure that we do an outstanding job of putting the best salespeople on each customer account. We can also help, I believe, with the midsize customers and the small customers that they’ve been having issues with, especially if they’re in the markets where we’re the local telephone company because we’re really adept at being able to take care of customers in those markets, and I think we’ll be able to help solve somebody’s issues that they’ve had over the past few quarters.

Jesse Davis

Great. While we’re on the point of the integration, can you touch on your integration planning that you’ve done today, anything that you can share with the audience, an update? Here we are 2 months after the announced transaction. Any updates on the integration planning front?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Well, we have a team on each company set up that are working together, team leads and basically functional areas and lines set up with people assigned to those, and we’re in the process of really exploration in terms of where work gets done in each company and so that we can have the data to really make the best decision possible in terms of how the company operates going forward. Level 3 pushes a little bit more decision making I think down to their field operations. I really personally like that, and I think that’s a good model. They have finance embedded in their North American operations and EMEA and South America and I think that’s a good model too. So we’ll work on the models, but we’re well into the process of basically starting to plan the integration. And again, this is something that CenturyLink has done many times over and Level 3 has done many times over, and I think we will both be very adept at integration and avoiding mistakes along the way because of lessons learned in the past.

Jeffrey K. Storey

Level 3 Communications, Inc.

The one thing I’d like to add to that is we’ve both done this a number of times. Level 3 has never been acquired before, so this is a new side from our perspective. But even in the ones where we did the acquisitions, we didn’t do as good a job, the upper level management synchronizing together as I think we are here. I think that we’ve done a really good job with the top people in the organization in both companies, Glen Post, me, Stewart, Stacey Goff, others, making sure that we all have a common vision of what we’re trying to build and how they’re putting it together. And so I actually appreciate that aspect of it. It’s not just the front line work but it’s also the high-level vision of what we’re trying to create and what we’re trying to build that I think has been really well articulated within the company and solid foundation to start the integration from.

Jesse Davis

Excellent. Like I said, if any questions from the audience please feel free to raise your hand. I think we have one over here.

Unknown Analyst

On that topic, could you talk a bit about your plan to go to market to raise the financing, and any factors influencing your decision there?

Jesse Davis

So the question was around any updates in your timing for the financing for the transaction?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes, so basically, we’ve — the credit facility, we have commitments for that as well as a Term Loan A, so about a $2 billion credit facility that we expect to be undrawn at closing, $1.5 billion Term Loan A. We’re looking into Term Loan B markets and the note markets, all secured financing and we’ll look sometime. As we get a little bit better line of sight into the closing time frame and the approval process but basically try to pull the trigger on the financing, a pretty good bit in advance of the actual closing just so that we can be prepared.

Jesse Davis

And following up on that, I think you — in the past, I think — I believe you had indicated a closing date sometime in — maybe the prior update. Is there any updates on your view on potential closing date for this transaction?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

No updates. We still expect to close — September 30 is the date that we have outlined at this point. And in our public filings, I noticed at the end of December, we filed an update in terms of where we are in the process. We’ve filed the S-4 with the SEC. We’ve made the FCC filings. We’ve made the Federal Trade Commission filings. We’ve made filings in 8 of the states where we need approval. And the remainder of the states where we need approval, we’ll get those filed by the end of January; and we’re working on the international approval process as well. So we just feel like we’re on track and — at this point, and feel like that should go very smoothly.

Jesse Davis

Great. There’s a question out here.

Unknown Analyst

A question for Stewart. I think at a recent conference, you mentioned that if you had to — if you were interested in separating out your Consumer business, that there might be some regulatory give-backs resulting from that. I was curious if you could elaborate more on sort of that issue and other difficulties around separating out the Consumer business.

Jesse Davis

So for the audience, the question I believe is around any comments around the separation of the Consumer business, is that correct?

Unknown Analyst

Regulatory impacts.

Jesse Davis

Regulatory impacts.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. So from our standpoint, I mean, it’s not like we’re — when we bought Qwest and when we bought EMBARQ, there was basically a change of control in the LEC, and the states had quite a bit more authority I think around things that they could ask us to do and the FCC as well for that matter. So we really don’t expect the negative — or commitments, huge commitments that we’d have to make associated with the regulatory approval process, at least not at this point.

Jesse Davis

Stewart, you’ve mentioned you’re launching an OTT product, which is an exciting product for you guys to launch. Can you talk about that product, what your expectations for that are? And also how you think about that within your existing Prism product?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes, so the Prism product that we have, which is our primary video product that we deliver over our network, is in 16 markets today. We pass about 2.3 million homes. It requires about 25 MB to basically be able to deliver the service to the customers and them have good experience. We’ve developed an over-the-top product that we’re going to trial on now that requires about 10 MB. It’ll be more of a skinny bundle with add-ons, to the extent you would want to add on pay channels, HBO, Cinemax SHOWTIME, things like that. But we are in 4 markets now trialing that and expect to launch that towards the end of the first quarter in select markets and then basically roll it out further after that.

Jesse Davis

Great. That’s exciting.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

It’ll be available to anyone who can — basically has 10 MB or better. So there will be a much wider market opportunity for us with that. And we think really it’ll help us in the — from the standpoint of penetrating the broadband market further and allowing us to turn around the net broadband losses that we’ve had in the last few quarters into positive adds sometime during 2017.

Jesse Davis

Staying on that topic, on the broadband topic, you’ve outlined investments you plan to make within your plan to upgrade speeds in the broadband. Can you elaborate on that? As well as on a combined company, you’re going to have the opportunity to allocate capital towards further broadband speed of essence, but also allocate capital towards growth opportunities in the Enterprise Markets. So can you talk about how the company thinks about and prioritizes their capital allocations between the broadband speed, which is an important component of the business as well as the growth opportunity in the Enterprise Markets as well?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes, so we still expect to complete our broadband plan on the Consumer and business side. Basically, by the end of 2019, we would expect that about 90% of our customers in our top 25 markets would have access to 40 MB or better. About 70% of our customer base could have access to 100 MB or better and about 20% of the customer base in those top 25 markets would have access to 1 GB. We think that, that is plenty for us to be able to be competitive. We think it’ll allow us to increase our broadband adds over the next few years, and so we plan on following through with that investment. We spend about $3 billion a year in CapEx. Level 3 spends $1.2 billion to $1.3 billion. So there’s plenty of capital for us to address needs that we have both on the Consumer side of the business as well as the enterprise side of the business and I really believe we’ll have — with the CapEx synergies that we get, too, we’ll have an opportunity, if we choose to do so, to reallocate that capital to more high-value projects and really try to attack the projects that will give us the highest return from a shareholder perspective and the quickest path to revenue and cash flow from the standpoint of the way we invest our capital.

Jeffrey K. Storey

Level 3 Communications, Inc.

We spend a lot of capital, and people think about our capital as building out to new customers, building out new networks. We spend a lot of capital on the way that we provide our services. Both companies have been heavily investing in SDN and NFV, Network Function Virtualization, to make it easier for us to serve our customers better. I think those are growth initiatives. As we invest to make our capabilities better to make our experience better for our customers, those drive growth. Whether they’re enterprise customers or Consumer customers, those types of investments that we’re spending capital on help as well. If we look at the network synergies and part of the $975 million is moving off-net expenses to on-net. That’s actually — while it involves capital to do that, it’s actually another growth initiative that we have. It saves us money, it improves our gross margins, improves the EBITDA margins, helps free cash flow per share, but it also gives us a better experience to our customers. We have customers on-net, we serve them better, we can grow with them better, we can meet their needs more effectively. And so there are a lot of capital expenditures that both companies do stand-alone, we’ll be able to combine together as a combined company and get better efficiency out of those capital expenditures to drive growth across both enterprise and consumers.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Yes. About 40% of the operating expense savings that we expect to get around the network side, and quite a bit of that is getting off of third-party networks and bringing into the customer’s owner networks. So as Jeff said, you can provide a much better customer experience. Basically, it cost us less because the network is there and it’s ours and it takes revenue away from the competitor. So it basically — you have real — 3 real benefits by getting those synergies. And Level 3, I’ve been very impressed at the way that they were able to manage through the process from Time Warner Telecom in terms of migrating the customers over off-net back over to their network.

Jesse Davis

Great. Question please?

Unknown Analyst

I thought it was interesting to read in the filings about the transaction that a tracking stock option was investigated and you guys thought about that, effectively separating the enterprise from the residential customers in some fashion. I’m just interested in why that was or was not interesting that you didn’t end up pursuing that option? And then what might that say about your interests in separating those 2 asset classes, if you will, in the future.

Jeffrey K. Storey

Level 3 Communications, Inc.

Yes, I would refer you to the S-4 that we filed. We have the background of the transaction with a lot of detail in there. And from looking at it at that point in time, it didn’t feel like it was the best structure for us going forward. And so we thought that the better thing to do would be to put the companies together and focus on driving the market opportunity that we see. And if you look at it — and I’m excited about the fact that Level 3 and CenturyLink combined will have about 76%, 75% of our revenue coming from what we’re calling business customers, so whether wholesale or enterprise, 75%. And if you compare that to our largest competitors, they’re in the 15%, 20% range of their revenues coming from business customers. And so we actually like the focus of the combined business. And whether we’ve got the Consumer business in it or not, we still have 75% of our revenue coming from those business customers, and we think that that’s a huge advantage. We also believe in scale and scope. And the Wholesale business, we’ve talked a lot at Level 3 about the Wholesale business. It’s a very important part of our company, but it provides scale and scope. The scale and scope of the CenturyLink Wholesale business does the same. The scale and scope of the CenturyLink’s Consumer business does the same. And so overall, we thought that the best way to do it was to put the companies together and continue to focus on driving growth from all of those combined customers.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

The other opportunity I think we have, too, is where we’re positioned in accounts. Quite often, we’re the #2 or #3 provider or sometimes the #4 provider. Level 3 I think is, in their larger customers, they’re probably #2 provider, sometimes #1 provider. But in all cases, in a lot of cases, I think it’ll allow us to really step up in customer accounts that we’re in where we are not the primary provider but we’re a secondary provider because with the breadth of the network that we’ll have and with the products and services that we’ll have and the ease of doing business with us and the focus that we’ll have on the enterprise, we just believe that there’s a significant market opportunity for us to go after together.

Jesse Davis

I’ve heard you both mention on multiple times just the importance here of the network for the transaction. We talked about network in terms of synergies. We talked about network in terms of customers. Is there any more specificity you can provide on the importance, really looking at from each CEO’s perspectives what — how Level 3’s network helps the existing CenturyLink business and then how the breadth of the CenturyLink network may help the existing Level 3 business in serving those customers?

Jeffrey K. Storey

Level 3 Communications, Inc.

Sure. I’ll take the second one. I’ll let Sunit talk about the benefits of the Level 3 network. If you look at the customers that we serve, the customers are having complex networking challenges. It’s not building just from this data center to that data center. It’s connecting their data centers, it’s connecting their branch offices, it’s connecting a whole bunch of different types of networking solutions together; and the CenturyLink, the very expansive CenturyLink footprint helps us do that. We can put more customers on-net. The investments in Ethernet and advanced data services from CenturyLink will help the Level 3 customers in combining well with the Level 3 network to bring that whole array of products and services to those customers. And then there’s also awareness that comes from the network itself, things about advanced threat intelligence, awareness of operating one of the world’s largest Internet backbones, seeing billions of IP addresses every month. Seeing more and more of the traffic that’s out there in the Internet, there’s an awareness that comes with that, that we’ll be able to bring to our combined customers. So there’s physical capabilities but there’s also some inherent capabilities that come from just having access and visibility into all of that data that travels over the infrastructure.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

And I think the products and services that Level 3 has, where they’re ahead of us, on business board for instance and on security, network security and managed services, managed security, I think those are products that we can take and offer to our customers and enhance the customer experience that we have because everyone is concerned about security these days and these guys have a very — because of all the traffic that they see, they have a very good security product that we think we can integrate into the products that we’ll serve as a combined company going forward.

Jesse Davis

Great. I believe you mentioned earlier, but just for clarification, Stewart, on the timing of the data center sale process, any updates in terms of the timing or the proceeds that are available for the group on the data center sale?

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Data center sale. We hope to complete the transaction in the first quarter. We have — we got Hart-Scott-Rodino Act approval last week, so we’re past that process. And we, again, hope to close it sometime first quarter.

Jesse Davis

Great. Any further questions from the audience? Well with that, I’ll wrap it up. Stewart, Jeff, thank you very much. I know it’s a very exciting time for your companies and it’s an exciting time for the industry in general. So I wish you both well, and thanks for joining us today.

Jeffrey K. Storey

Level 3 Communications, Inc.

Thank you.

R. Stewart Ewing

Chief Financial Officer, Executive Vice President and Assistant Secretary

Thank you. We appreciate it.

Jeffrey K. Storey

Level 3 Communications, Inc.

Yes.

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this communication, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “anticipates,” “believes,” “expects,” “projects,” “plans,” “intends,” “may,” “should,” “could,” “seeks” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. These forward-looking statements, and the assumptions upon which they are based, (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual events and results may differ materially from those anticipated, estimated, projected or implied in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals for the combination from regulatory agencies free of conditions materially adverse to the parties and from their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs, difficulties or disruptions related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality;

adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; changes in the operating plans, capital allocation plans or corporate strategies of the combined company, whether based on changes in market conditions, changes in the cash flows or financial position of the combined company, or otherwise; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Due to these risks and uncertainties, there can be no assurance that the proposed combination or any other transaction described above will in fact be completed in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed combination or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events, changed events or otherwise.

Additional Information

In connection with the proposed combination, on December 15, 2016, CenturyLink and Level 3 filed a registration statement on Form S-4 with the SEC that includes a preliminary prospectus and also constitutes a joint preliminary proxy statement. The registration statement on Form S-4, which is not final and may be amended, has not been declared effective by the SEC and the definitive joint proxy statement/prospectus is not currently available. CenturyLink and Level 3 will deliver the definitive joint proxy statement/prospectus to their respective shareholders when it is available. INVESTORS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain the preliminary joint proxy statement/prospectus (and the definitive joint proxy statement/prospectus, when it becomes available) and the filings that are incorporated by reference in the preliminary joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. You may also obtain these documents free of charge by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.